

Mail Stop 7010

February 19, 2008

Jonathan Joels
Treasurer and Chief Financial Officer
Caprius, Inc.
One University Plaza, Suite 400
Hackensack, New Jersey 07601

Re: Caprius, Inc.
     Registration Statement on Form S-1
     Filed January 22, 2008
     File No. 333-148792

Dear Mr. Joels:

     We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are concurrently registering 11,366,760 shares in this filing and 9,557,500 shares of common stock under the registration statement on Form S-1, file number 333-141647. Because of the nature and size of the transactions being registered for the Biomedical funds, Dolphin Offshore Partners, and the Special Situations Funds, it appears that these transactions are not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of these shares, please reduce the amount of shares being registered or file a separate registration statement identifying these selling shareholders as underwriters and include a fixed price at which the securities will be sold. You may be able to register additional shares for resale at a later

date after the selling stockholders have sold all of the shares covered by this registration statement.

2. Please disclose the total dollar value of the securities underlying the securities that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the Series F Convertible Preferred Stock).

3. Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to the Biomedical funds, Dolphin Offshore Partners, and the Special Situations Funds (the "Significant Shareholders"), any affiliate of a Significant Shareholder, or any person with whom any Significant Shareholder has a contractual relationship regarding the transaction (including any liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please disclose the net proceeds to the issuer from the sale of the Series F Convertible Preferred Stock to the Significant Shareholders and the total possible payments to the Significant Shareholders and any of their affiliates following the sale of the Series F Convertible Preferred Stock.

4. Please provide tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any warrants, options, notes, or other securities of the issuer that are held by the Significant Shareholders or any affiliates of the Significant Shareholders presented in a table with the following information disclosed separately:
- market price per share of the underlying securities on the date of the sale of that other security;
- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
    o if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
    o if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;
- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and
- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

5.   Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the Significant Shareholders, any affiliates of the Significant Shareholders, or any person with whom any Significant Shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;
- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the Significant Shareholders, affiliates of the company, or affiliates of the Significant Shareholders;
- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the Significant Shareholders, affiliates of the company, or affiliates of the Significant Shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

6.   Please provide tabular disclosure comparing:

- the number of shares outstanding prior to the Series F Convertible Preferred Stock that are held by persons other than the Significant Shareholders, affiliates of the company, and affiliates of the Significant Shareholders;
- the number of shares registered for resale by the Significant Shareholders or affiliates of the Significant Shareholders in prior registration statements;
- the number of shares registered for resale by the Significant Shareholders or affiliates of the Significant Shareholders that continue to be held by the Significant Shareholders or affiliates of the Significant Shareholders;
- the number of shares that have been sold in registered resale transactions by the Significant Shareholders or affiliates of the Significant Shareholders; and
- the number of shares registered for resale on behalf of the Significant Shareholders or affiliates of the Significant Shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

7.   Please provide the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and
- whether – based on information obtained from the Significant Shareholders – any of the Significant Shareholders have an existing short position in the company's common stock and, if any of the Significant Shareholders have any existing short position in the company's stock, the following additional information:
    - o   the date on which each such Significant Shareholder entered into that short position; and
    - o   the relationship of the date on which each such Significant Shareholder entered into that short position to the date of the announcement of the Series F Convertible Preferred Stock transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the Series F Convertible Preferred Stock transaction, before the filing or after the filing of the registration statement, etc.).

8.   Please provide:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the Significant Shareholders, any affiliates of the Significant Shareholders, or any person with whom any Significant Shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the Series F Convertible Preferred Stock; and
- copies of all agreements between the issuer (or any of its predecessors) and the Significant Shareholders, any affiliates of the Significant Shareholders, or any person with whom any Significant Shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the Series F Convertible Preferred Stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

9.   Please address the comments for the Form S-1 (file number 333-148792) relating to financial statements and related matters in your next amendment to your Form S-1 (file number 333-141647), to the extent that the comments are applicable.

Prior Private Placements, page 3

10.   Please revise your disclosure on page 3 to state that the Series E convertible preferred stock is convertible into 6,250,000 shares of common stock instead of into 3,125,000 shares of common stock.

Risk Factors, page 5

11.   Please delete the last sentence of the first paragraph on page 5. All material risks should be described. If risks are not deemed material, you should not reference them.

Management's Discussion and Analysis, page 12

Results of Operations, page 12

12.   Please revise your disclosure to state that you will not be earning any consulting and royalty revenue subsequent to the third quarter of fiscal 2007, if true.

13.   Please include a discussion and analysis for the changes in interest (expense) income, net for each period presented.

Liquidity and Capital Resources, page 13

14.   We note that accounts receivable, net is 29% of total assets as of September 30, 2007. We also note that accounts receivable, net has increased at a faster rate than your product sales during fiscal 2007. Finally, we note that accounts receivable, net as of September 30, 2007, exceeds the fourth quarter revenues for fiscal 2007. As such, please revise your disclosure to include an analysis of days sales outstanding for each period presented and explain any material variances. Refer to instruction 5 to Item 303(A) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Critical Accounting Policies, page 14

15.   We note that as of September 30, 2007, you determined goodwill was not impaired. We also note the following additional disclosures regarding your future prospects on page 5:

- "We can expect to incur losses for the immediate foreseeable future."
- "The MCM business has yet to realize the acceptance in the market place that we had anticipated…"
- "We acquired the MCM business in December 2002 and have generated insubstantial revenues to date from it."

Given these disclosures, your continued history of operating and net losses, and your history of negative operating cash flows, please revise your disclosure to address the following:

- Describe the approach(es) and method(s) used to estimate the fair value of your reporting unit(s).
- Disclose the material assumptions used in the method(s), including a sensitivity analysis depicting the effect of a 1% change in these assumptions. For example, such assumptions should include for a comparable business method the revenue and/or EBITDA multiple used for each period presented.
- Disclose the amount of headroom between the fair value of your reporting unit(s) and the carrying value of your reporting unit(s), if the fair value of your reporting units do not materially exceed the carrying value. If you have more than one reporting unit, disclose the amount of goodwill for such reporting units.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Business, page 16

16.   We note your disclosure in the footnotes to the financial statements that for the year ended September 30, 2007, two customers accounted for $1,285,714 of the consolidated total revenue, which represented approximately 33% and 15% respectively of the total revenue. Please discuss in this section, and if applicable in the Risk Factors, your dependence on one or a few major customers. Also provide the names of these major customers.

17.   Please provide an estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers.

18.   Please disclose the costs and effects of compliance with environmental laws (federal, state and local).

Executive Compensation, page 27

19.   Please update your disclosure to comply with the requirements of Item 402(n) of Regulation S-K, including the summary compensation table.

20.   Please provide a narrative description of any material factors necessary to an understanding of the information disclosed in the summary compensation table, such as the $60,000 in other annual compensation to George Aaron.

Security Ownership, page 30

21.   With respect to the nonpublic legal entities, please disclose the natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by that beneficial owner.

Selling Stockholders, page 34

22.   Please disclose if any selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Available Information, page 38

23.   Please remove the language in the last sentence of the first paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

Report of Independent Registered Public Accounting Firm, page F-2

24.   Please include an audit report from Marcum & Kliegman LLP that covers your
        consolidated financial statements for the two years ended September 30, 2007. Refer to
        Rule 8-02 of Regulation S-X for guidance.

(Note B) – Summary of Significant Accounting Policies, page F-7

[2] Revenue Recognition, page F-7

25.   We note your statements throughout the Form S-1 that you generate revenues from the
        sale and lease of your SteriMed Systems. However, it does not appear that you have
        disclosed your policy for recognizing revenues for those systems that are leased. Please
        revise your disclosure to state how/when you recognize revenues from leased systems.
        Please also disclose the amount or percentage of revenue you have recognized for each
        period presented for system sales versus system leases. If you have not leased any
        systems for any of the periods presented or if revenues generated for leased systems are
        immaterial and you do not include your accounting policy for such transactions, please
        revise your disclosure in the prospectus and MD&A to clarify that you have not
        completed any lease transactions or such lease transactions have been immaterial to date.

26.   We note that you also sell extended warranty programs for the SteriMed Systems. Please
        revise your disclosure to include your policy for recognizing revenue for the extended
        warranty contracts including the length of such contracts. Finally, please state the
        amount or percentage of revenue that relates to extended warranty contracts. If you have
        not sold any or sold an immaterial amount of extended warranty contracts, please
        disclose this within MD&A.

[5] Product Warranties, page F-8

27.   We note your disclosure that charges for estimated future warranty obligations related to
        product sales were immaterial in each of the years presented. Please revise your
        disclosure to include the information required by paragraph 14 of FIN 45, especially
        regarding your methodology for estimating your initial and extended warranties. If you
        believe such disclosure is not required, please tell us your estimated warranty accruals for
        both the initial and extended periods and the amount of your actual warranty costs for
        each period presented.

[16] Foreign Currency, page F-9

28.   We note that your foreign subsidiary's functional currency is the U.S. dollar. We also
        note that you have generated a significant amount of revenues in Israel and have a
        significant amount of assets located in Israel. As such, please tell us your consideration

of each of the indicators listed in Appendix A to SFAS 52 in determining that the functional currency of these operations is the US dollar. Please also revise your disclosure to state your policy with regards to determining the functional currency of your foreign entities.

[18] Recent Accounting Pronouncements, page F-9

29.   We note your disclosures for SFAS 155, SFAS 156, and FSP EITF 00-19-2 that the adoption of each of these pronouncements is not expected to have a material effect on your consolidated results of operations and financial condition. Such disclosure implies that you have not yet adopted such pronouncements. However, it appears that you were required to adopt each of these pronouncements during fiscal year 2007. Please confirm to us that you have adopted these pronouncements and revise your disclosures, as appropriate.

[21] Goodwill, page F-12

30.   We note that you recognized a $452,000 goodwill impairment charge during fiscal year 2006. Please revise your disclosure to include the information required by paragraph 47 of SFAS 142.

(Note E) – Equity Financing, page F-13

31.   We note that your Series F, Series E, Series D, and Series C convertible preferred stock have provisions that adjust the number of shares these preferred stocks are convertible into (i.e., re-pricing adjustments). Please revise your disclosure for each of the convertible preferred stock issuances to explain the terms of the re-pricing adjustments you refer to as anti-dilution provisions.

We further note that you have determined that the conversion options are not required to be bifurcated and marked-to-market each reporting period in accordance with SFAS 133 and EITF 00-19 but rather contain beneficial conversion features. Based on your disclosures, it is unclear whether these beneficial conversion features equal the gross proceeds allocated to the preferred stock. Please revise your disclosure to state the fair value of the warrants issued with each issuance of preferred stock on the date of issuance.

If the beneficial conversion feature is less than the gross proceeds allocated to the preferred stock in any of these issuances, please tell us what consideration you have given to the guidance in Issue 7 of EITF 00-27. If the original beneficial conversion feature was capped at the gross proceeds allocated to the preferred stock, please revise your disclosure to state as such and revise your disclosure for the Series D convertible preferred stock, as appropriate, to note that the change in the conversion price and the corresponding number of shares of common stock the Series D convertible preferred

stock is convertible into had no accounting impact as the original beneficial conversion feature recognized equaled the gross proceeds allocated to the preferred stock.

32.   In addition, we note that the warrants issued in conjunction with the Series C, Series D, Series E, and Series F placements are also subject to the re-pricing provisions. Please revise your disclosure to state the terms of the re-pricing provisions for the warrants. We also note statement that the re-pricing provisions are "customary anti-dilution provisions." Please tell us how you determined that these provisions meet the definition of standard anti-dilution provisions that would preclude a conclusion that the instrument is convertible into a fixed number of shares. Refer to paragraph 9 of EITF 05-2 for guidance. If you determine that these provisions do not meet the definition of standard anti-dilution provisions, please provide us with your comprehensive analysis of paragraphs 12 – 32 of EITF 00-19 for each of the warrants issued with each of the above convertible preferred stocks.

33.   We note that you entered into registration rights agreements in connection with your issuances of the Series E and Series F convertible preferred stocks. We further note that both preferred stock issuances have terms beyond initially filing a registration statement within a certain time period that could cause you to pay liquidated damages. In this regard, it appears that the "Effectiveness" term in the registration rights agreement for the Series E convertible preferred stock has been triggered resulting in liquidated damages. As such, please revise your disclosure to address the disclosure requirements in FSP EITF 00-19-2 for each of the registration rights agreements.

34.   We note that a portion of the gross proceeds received for the issuance of the Series D and Series E convertible preferred stocks was allocated to the warrants. However, it does not appear that you have recognized the accretion of the convertible preferred stocks to their carrying amounts as a reduction of net loss to arrive at net loss applicable to common stockholders. Please revise your consolidated statements of operations, or tell us why you do not believe such revision is necessary. Please note that a material change to your consolidated financial statements will require an amendment to your Form 10-KSB for the fiscal year ended September 30, 2007, to restate your consolidated financial statements. Refer to SFAS 154 for guidance.

35.   In your September 30, 2007 Form 10-KSB you state that the Series D convertible preferred stock is convertible into 3,370,286 shares of common stock subsequent to the re-pricing provision. However, on pages 3 and 33 of the Form S-1, you state that the Series D convertible preferred stock is convertible into 3,785,699 shares of common stock. Please revise your disclosures throughout the Form S-1 to address this inconsistency.

36.   We note that the Series D, Series E and Series F convertible preferred stockholders began earning dividend payments either on October 1, 2007, or December 6, 2007. Please

revise your footnote disclosure to state the terms of the dividends earned by these convertible preferred stocks. Please also revise your liquidity disclosure in MD&A to discuss the impact these dividend payments will have on your cash flows, if any.

(Note H) – Commitments and Contingencies, page F-15

37.   We note your disclosure for the Andre Sassoon for damages in excess of $400,000. Please revise your disclosure to state the amount or range of reasonably possible loss or that such an estimate cannot be determined at this time in accordance with paragraph 10 of SFAS 5. Otherwise, please confirm to us that you believe it is remote that the loss contingency will have a material impact to your consolidated financial statements.

Form 10-KSB for the Fiscal Year Ended September 30, 2007

38.   Please address the comments for the Form S-1 (file number 333-148792) in future periodic filings to the extent that the comments are applicable.

39.   We note your disclosure that as of September 30, 2007, your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective to ensure that material information relating to you and your consolidated subsidiaries are recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, particularly during the period in which this annual report has been prepared. Please revise future filings to include the complete definition of disclosure controls and procedures as set forth in Exchange Act Rules 13a-15(e) and 15d-15(e).

40.   We note your disclosure that your principal executive officer and principal financial officer have concluded that there were no significant changes in your internal controls or in other factors that could significantly affect these controls during the fourth quarter ended September 30, 2007, the date of their most recent evaluation of such controls, and that there were no significant deficiencies or material weaknesses in your internal controls. Please revise your future filings to disclose <u>any</u> change in your internal control over financial reporting that occurred during your last fiscal quarter that has <u>materially affected, or is reasonably likely to materially affect</u>, your internal control over financial reporting.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenn Do at (202) 551-3743 or Tracey Houser at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters.   Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Bruce A. Rich, Esq.
        Thelen Reid Brown Raysman & Steiner LLP
        875 Third Avenue
        New York, NY 10022